July 18, 2007

Mr. Russell Mancuso

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

Re:	Superconductive Components, Inc. Post-effective Amendment No. 2 to Form SB-2 Registration Statement File No. 333-131605

Dear Mr. Mancuso:

We have today filed Post-effective Amendment No. 2 to the Registration Statement for Superconductive Components, Inc. (“SCI”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of Post-effective Amendment No. 2, which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of May 24, 2007. The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

1.	Please amend your filings to include current financial information as required by Item 301(g) of Regulation S-B.

We have (a) revised pages F-1 through F-8 to incorporate current financial information (through 3/31/07); (b) updated the Notes to same contained immediately thereafter; and (c) updated our discussions of the financials in the Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on Page 25.

2.	Please update your undertakings to reflect current rules. See Regulations S-B Item 512(a)(4) and (g)(2).

Mr. Russell Mancuso

July 18, 2007

Additional undertakings have been added to Part II, Item 28 to incorporate Reg. S-B, Item 512(a)(4) and (g)(2).

Please call with any questions or comments regarding this letter or the amendments to Form SB-2. Thank you.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith